JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 23, 2025

Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear SEC Staff:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on December 5, 2025. The comments relate to the redline provided to the Staff of Post-Effective Amendment (“PEA”) No. 218 to the registration statement of the Trust, which was filed on January 28, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of seven new series of the Trust, now known as T-REX 2X Long Trump Daily Target ETF, T-REX 2X Long LTC Daily Target ETF, T-REX 2X Long DOGE Daily Target ETF, T-REX 2X Long Bonk Daily Target ETF, T-REX 2X Long BNB Daily Target ETF, T-REX 2X Long ADA Daily Target ETF, T-REX 2X Long LINK Daily Target ETF, and T-REX 2X Long SUI Daily Target ETF (each a “Fund” and collectively the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
•	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Response: The Trust acknowledges the points made above in the “General Comments.”

Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

December 23, 2025

All Series - Principal Investment Strategies

1.	Comment: The Staff notes the disclosure references testing dates in each series. Please clarify what the testing date is.

Response: The “testing date” refers to the day at the end of each quarter when a Fund must satisfy the test to be a RIC under the Code. The Trust has enhanced the disclosure in response to the Staff’s comment by adding the following parenthetical at the end of the relevant sentence: “The Fund’s investment in the T-REX 2X Long Trump Subsidiary may not exceed 25% of the Fund’s total assets (the “Subsidiary Limit”) on the testing date (i.e., the last day of each quarter of the taxable year).”

2.	Comment: Please review and revise the disclosure to include the launch date for each underlying reference asset.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

3.	Comment: Please explain in the disclosure what a 3-year unlocking schedule is for DOGE and Trump. Additionally, we note that this may dilute the value so please disclose any related risk.

Response: The Trust has updated the disclosure in response to the Staff’s comment for $TRUMP. The Trust has deleted the referenced disclosure for DOGE as there is no unlocking period for DOGE.

4.	Comment: Staff notes that the SEC Staff is currently reviewing a 485A filing on behalf of other series of the Trust. In connection with that review the Staff is considering the issue with reference ETFs that are sponsored by an affiliate of an Adviser and until such time as that issue is resolved please delete the language from the disclosure.

Response: The Trust has deleted any such disclosure.

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Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

December 23, 2025

5.	Comment: In the Principal Investment Strategies, the Staff notes that the Funds’ prospectus includes references to types of investments that do not appear, as of the date of this letter, to be available to implement the Funds’ Principal Investment Strategies (e,g., exchange traded options, including flex options on Reference Assets, swaps on reference ETFs, ETFs that invest in the Reference Asset or futures contracts that provide exposure or replicate the performance of certain of the Reference Assets, and similar ETPs that have been approved to trade on a national exchange, or futures contracts on Reference Assets). Please revise the Funds’ prospectuses to reflect the type of investments and strategies that each Fund will be able to implement as of the auto-effective date of the filing. In addition, if the Fund may invest in such investments when/if they become available, please supplementally explain to us how the Funds would update their disclosure to reflect these investments. If/when such investments do exist, please add to the Item 9 disclosure.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Information about the Reference ETFs

6.	Comment: In the sixth paragraph, second sentence, please review and revise the sentence to read “Reference ETFs may be subject to the information requirements.”

Response: The Trust has updated the disclosure in response to the Staff’s comment.

7.	Comment: Please review and revise the meme coin series and consider using consistent terminology when referencing meme coins rather than using tokens or cryptocurrencies.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

8.	Comment: Please review and revise to make conforming changes to the disclosure to reflect those made in the XRP and DOGE filing.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Digital Asset/Cryptocurrency Risk

9.	Comment: Please tailor the disclosure in each meme coin series, to clarify that each meme coin is not a medium of exchange in commerce but is akin to collectibles.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

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Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

December 23, 2025

Fixed Income Securities Risk

10.	Comment: Please supplementally confirm whether the Fixed Income Securities Risk is a principal risk for each Fund and if so please review and revise the Principal Investment Strategies section as applicable.

Response: The Trust supplementally confirms that fixed income securities risk is a principal risk of the Funds as each Fund will invest in U.S. Treasuries, other U.S. government obligations, money market funds, cash and cash-like equivalents that serve as margin or collateral for the Fund’s investments.

Fund Summary - T-REX 2X Long Trump Daily Target ETF

Principal Investment Strategies

11.	Comment: Please review and revise the use of the defined term to ensure that its consistent throughout the disclosure and is listed as $TRUMP rather than TRUMP.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

12.	Comment: Please consider clarifying the disclosure to clarify that $TRUMP is the only official Trump coin as noted on the $TRUMP website.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

13.	Comment: Please also clarify the disclosure to clarify that the popularity, market perception, and price of the token are expected to be significantly influenced by public statements, social media activity, and other developments and public perceptions associated with President Trump whether positive or negative.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

14.	Comment: The Staff notes that the series was minted on the Solana blockchain network while trading on a number of blockchain networks. Please review and revise the disclosure accordingly.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Principal Risks

15.	Comment: The Staff notes that in the $TRUMP Risk the disclosure references Ether. Please review and revise the disclosure accordingly.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

16.	Comment: Please clarify the burning and minting process and revise the disclosure as applicable. For example, is there a cap on supply.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

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Ms. Kalkidan Ezra

Mr. Asen Parachkevov

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

December 23, 2025

Fund Summary - T-REX 2X Long LTC Daily Target ETF

17.	Comment: We note that LTC has not been defined, please review and revise the disclosure as applicable.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Fund Summary - T-REX 2X Long DOGE Daily Target ETF

18.	Comment: We note that Doge coin has not been defined, please review and revise the disclosure accordingly.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Fund Summary - T-REX 2X Long Bonk Daily Target ETF

Information about Bonk

19.	Comment: The Staff notes the disclosure states that Bonk is the native meme cryptocurrency of the Solana blockchain. Please clarify whether it is THE native cryptocurrency of the Solana blockchain or if its merely built on Solana.

Response: The Trust has updated the disclosure in response to the Staff’s comment to clarify that it is built on the Solana blockchain and is not the native token for Solana.

20.	Comment: Please confirm whether there is material exposure to products/ETFs that are managed by an affiliated adviser, if so, please review and revise the disclosure and include any applicable risks.

Response: The Trust does not anticipate that there will be material exposure to products/ETFs that are managed by an affiliated adviser.

Principal Risks

21.	Comment: Please revise the disclosure to highlight specific risks associated with BONK and additionally please confirm whether Bonk is still making air drops and if it is expected that air drops would occur periodically and disclose any related risks.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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